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                              September 2, 2022

       William R. McDermott
       Chief Executive Officer
       ServiceNow, Inc.
       2225 Lawson Lane
       Santa Clara , California 95054

                                                        Re: ServiceNow, Inc.
                                                            Definitive Proxy
Statement on Schedule 14A
                                                            Filed on April 22,
2022
                                                            File No. 001-35580

       Dear Mr. McDermott:

             We have limited our review of your most recent definitive proxy statement to those issues we have addressed in our comments.

               Please respond to these comments by confirming that you will enhance your future proxy disclosures in accordance with the topics discussed below as well as any material developments to your risk oversight structure. For guidance, refer to Item 407(h) of Regulation S-K.

       Definitive Proxy Statement on Schedule 14A filed on April 22, 2022

       General

   1. Please expand your discussion of the reasons you believe that your leadership structure is appropriate, addressing
your specific characteristics or circumstances. In your discussion, please also address the
circumstances under which you would consider having the Chair and CEO roles filled by
a single individual, when shareholders would be notified of any such change, and
whether you will seek prior input from shareholders.
   2. Please expand upon the role that your Lead Independent Director plays in the leadership of the board. For
example, please enhance your disclosure to address whether or not your
                                                        Lead Independent
Director may:

                                                              represent the
board in communications with shareholders and other stakeholders;
                                                              require board
consideration of, and/or override your CEO on, any risk matters; or
                                                              provide input on
design of the board itself.
   3. Please expand upon how your board administers its risk oversight function. For example, please disclose:
 William R. McDermott
ServiceNow, Inc.
September 2, 2022
Page 2
                the timeframe over which you evaluate risks (e.g., short-term, intermediate-term, or long-term) and how you apply different oversight standards based upon the immediacy of the risk assessed;
                whether you consult with outside advisors and experts to anticipate future threats and trends, and how often you re-assess your risk environment;
                how the board interacts with management to address existing risks and identify significant emerging risks;
                to whom your Chief Ethics & Compliance Officer - Legal reports; and
                how your risk oversight process aligns with your disclosure controls and procedures.


        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Jennifer Gowetski at 202-551-3401 or Amanda Ravitz at 202-551-
3412 with any questions.



FirstName LastNameWilliam R. McDermott                         Sincerely,
Comapany NameServiceNow, Inc.
                                                               Division of
Corporation Finance
September 2, 2022 Page 2                                       Disclosure
Review Program
FirstName LastName